UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 7, 2025, LogProstyle, Inc. issued a press release announcing its results of operations for the fiscal year ended March 31, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information included herein, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press release of the registrant issued on July 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: July 7, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative